UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. _1_______)*

Larimar Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

517125100

(CUSIP Number)

James Silverman, One Boston Place, 26th Fl. Boston MA 02108, 617-229-5085

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

12/31/2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517125100	13G/A	Page 2 of 5 Pages

Opaleye Management, Inc.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION MA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,560,000
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 1,560,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,560,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.61%
12.	TYPE OF REPORTING PERSON (see instructions) CO
* Based upon 43,269,200 shares of common stock issued and outstanding on November 8, 2022 as reported by the Issuer on its registration statement on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

CUSIP No. 517125100	13G/A	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer Larimar Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices Three Bala Plaza East, Suite 506, Bala Cynwyd, PA 19004

Item 2.

(a)

Name of Person Filing This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Persons” with respect to the shares of common stock of the Company.

Opaleye Fund

Opaleye, L.P. (the “Opaleye Fund”), a private fund formed in the state of Delaware.

Investment Manager

Opaleye Management Inc. (the “Investment Manager”), with respect to the shares of common stock held by the Opaleye Fund, a private fund to which the Investment Manager serves as investment manager. The Investment Manager also serves as a portfolio manager for a separate managed account (the “Managed Account”) and may be deemed to indirectly beneficially own securities owned by the Managed Account. The Investment Manager disclaims beneficial ownership of the shares held by the Managed Account.

Reporting Individual

Mr. James Silverman (the “Reporting Individual”), with respect to the shares of common stock held by the Opaleye Fund. Mr. Silverman is the President of the Investment Manager.

(b)	Address of the Principal Office or, if none, residence One Boston Place, 26th Floor, Boston, MA 02108

(c)	Citizenship is set forth in Row 4 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

(d)	Title of Class of Securities Common Stock, par value $0.001 per share

(e)	CUSIP Number 517125100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 517125100	13G/A	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: 1,560,000

Opaleye Management Inc. — 1,560,000 shares of common stock*

Opaleye, L.P. — 1,560,000 shares of common stock*

James Silverman — 1,560,000 shares of common stock*

* Includes 78,000 shares of common stock held by the Managed Account

(b)

Percent of class: 3.61%

Opaleye Management Inc. — 3.61%**

Opaleye, L.P. — 3.43%**

James Silverman — 3.61%**

** Based upon 43,269,200 shares of common stock issued and outstanding on November 8, 2022 as reported by the Issuer on its registration statement on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

(c)	Number of shares as to which the person has: 1,560,000*

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 1,560,000*

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 1,560,000* * Includes 78,000 shares of common stock held by the Managed Account

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8. Identification and Classification of Members of the Group.

Item 9. Notice of Dissolution of Group.

Item 10. Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 517125100	13G/A	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

01/20/2023
Date

/s/ James Silverman
Signature

James Silverman
Opaleye, L.P.

Title: Managing Member of Opaleye

Title: GP LLC, the General Partner of Opaleye, L.P.

Title: President, Opaleye Management, Inc.
Name/Title